
13001443

CPI AERO

2012 ANNUAL REPORT

CPI AERO
91
HEARTLAND BLVD




CPI AERO

CPI Aerosturctures, Inc. ("CPI Aero") is engaged in the contract production of structural aircraft parts principally for the U.S. Air Force and other branches of the U.S. armed forces, either as a prime contractor or as a subcontractor for other defense prime contractors. CPI Aero also acts as a subcontractor to prime aircraft manufacturers in the production of commercial aircraft parts. CPI has over 30 years of experience as a contractor, completing over 2,500 contracts to date. Our competitive advantage lies in our ability to offer large contractor capabilities with the flexibility and responsiveness of a small company, while staying competitive in cost and delivering superior quality products.

REVENUE
(in millions)


$43.9
$74.1
$89.3
2010
2011
2012

NET INCOME
(in millions)


$0.53
$7.4
$11.0
2010
2011
2012

TOTAL ASSETS
(in millions)


$56.5
$89.1
$124.9
2010
2011
2012

SHAREHOLDER'S EQUITY
(in millions)


$44.7
$54.0
$80.6
2010
2011
2012

Highlights for 2012

- Revenue increased to $89,273,000 from $74,136,000 in 2011.
- Gross margin was 27% compared to 25% the prior year.
- Pre-tax income was $16,525,000 compared to $10,539,000 in 2011.
- Net income was $11,011,000, or $1.40 per diluted share, compared to $7,417,000 or $1.04 per diluted share last fiscal year.





Letter to Shareholders

2012 Highlights

For the second year in a row, our results of operations set new records. Our revenue hit an all-time high of $89.3 million, an increase of 20% over our record 2011 revenue, and our net income of $11.0 million was 48% higher than our prior record, also set in 2011.

New contract awards remained strong as we received $81.6 million of awards in 2012, including approximately $75.1 million of government contract awards and approximately $6.5 million of commercial subcontract awards. We are particularly encouraged that in 2012 we continued to diversify our customer base by adding Embraer S.A. and Cessna Aircraft Company to our list of prestigious customers. Both companies are leaders in the commercial aerospace market which has been our focus.

To support our anticipated future growth, in December 2012 we increased our line of credit to $35 million. In addition to Sovereign Bank, Valley National Bank is now a lender in our banking facility. The new facility permits us to request increases in revolving credit commitments to up to $50 million in aggregate giving us expanded flexibility and additional financial strength.

Sequestration and 2013 Outlook

Although 2012 was the best year in our history, both in terms of revenue and net income, we believe our financial results were affected by the threat of forced, across-the-board government spending cuts known as sequestration. It is apparent that this threat caused delayed contract decisions by many prime contractors in the aerospace and defense sector, including releases on contracts previously awarded to us. Sequestration, which became effective on March 1, 2013, has already affected our industry and if it remains in effect, will continue to impact our business.

Accordingly, for 2013, we expect:

- Revenue and earnings to be lower than 2012 and similar to those of 2011, which was the second best year in the history of our Company.
- Commercial programs to generate a larger percentage of our overall revenue as compared to 2012, due to higher production rates.
- Despite the anticipated impact of sequestration on our 2013 financial results, product shipments will be greater than in 2012, or in any other previous year, as many of our programs have transitioned from development to production.
- Increased shipments, combined with less spending for startup costs associated with new contracts and a decline in non-recurring expenses on our maturing programs, to result in positive cash flow from operations of approximately $3 million.


N752CX

Our focus in 2013 is to continue diversifying our business.

The Long-term Outlook

During the last several years, we have diversified our customer base by acting as a subcontractor to defense prime contractors for large defense programs and by becoming a subcontractor to commercial prime contractors for the production of commercial aircraft/helicopter parts. Our commercial programs have reduced our exposure to government spending decisions. In addition, at 2012 year-end we had a $392 million backlog and 11 long-term contracts in process to fuel our future growth.

Our new business opportunities remain strong. We have a substantial, diversified bid pipeline and we are bidding on larger and more complex contracts, including contracts for large commercial aircraft parts. We believe we are well positioned to resume growth in 2014 and beyond.

We believe that CPI Aero's long-term future has never been brighter and we look forward to continued success in years to come. We would like to thank all of the members of our organization who have contributed to our accomplishments. We are grateful for the support and confidence of our shareholders, and remain committed to increasing shareholder value by positioning the Company to do what we do best - providing our aerospace/defense customers with value-added engineering, best in class manufacturing and assembly and on-time delivery.

Sincerely yours,

Edward J. Fred
Chief Executive Officer and President

Eric Rosenfeld
Chairman of the Board of Directors



Edward J. Fred
Chief Executive Officer and President



Eric Rosenfeld
Chairman of the Board of Directors



"As our largest programs are maturing, we anticipate positive cash flow in 2013."

Douglas McCrosson
Chief Operating Officer

2012 Revenue was a record

CPI Aero is engaged in the contract production of aircraft structural parts principally for the U.S. Air Force and other branches of the U.S. armed forces, either as a prime contractor or as a subcontractor to other defense prime contractors. CPI Aero also acts as a subcontractor to prime aircraft manufacturers in the production of commercial aircraft parts.

63%, 77% and 73% of our revenue in 2012, 2011 and 2010, respectively, was generated by subcontracts with defense prime contractors.

30%, 14% and 17% of our revenue in 2012, 2011 and 2010 respectively, was generated by commercial contract sales.

7%, 9% and 10% of our revenue in 2012, 2011 and 2010 respectively, was generated by prime government contract sales.




$89.3 million


CPI AERO

"To combat the uncertainty of the government budgeting process, specifically Sequestration, we have been actively pursuing commercial opportunities."

Vincent Palazzolo
Chief Financial Officer



Revenue from commercial programs increased from 14% of total revenue in 2011 to 30% in 2012.

We have been increasing our focus on operating as a subcontractor in the production of assemblies for commercial aircraft. For Sikorsky, we deliver various kits and assemblies for the S-92 civilian helicopter. We are providing Spirit AeroSystems with leading edges for the wing of the new Gulfstream G650 business jet.

In 2012 we began working on new commercial programs for the HondaJet© advanced light business jet and the Embraer Phenom 300 business jet and in November of 2012 we won an award for the Cessna Citation X.


HONDA

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*



$180
150
120
90
60
30
0
12/07
12/08
12/09
12/10
12/11
12/12
CPI Aerostructures, Inc.
Russell MicroCap
S&P 600 Aerospace & Defense

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.



Founded in 1980, CPI Aero is a a publicly traded corporation listed on the NYSE MKT (Symbol CVU).



New contract awards continued to be strong. In 2012, we received $81.6 million in new awards including approximately $75.1 million of government contracts.

CPI Aero has approximately three decades of experience manufacturing critical and complex aircraft structures. Our executive management team has a diverse background of aerospace management experience from all levels of the aerospace supply chain – from large corporations such as Northrop Grumman, to smaller Tier 1 and Tier 2 suppliers. Our technical team possesses extensive technical expertise and program management and integration capabilities. Our competitive advantage lies in our ability to offer large contractor capabilities with the flexibility and responsiveness of a small company, while staying competitive in cost and delivering superior products. CPI Aero is located in central Long Island, New York in a new 171,000 square foot facility.



SELECTED FINANCIAL DATA

Statement of Operations Data:

	Years Ended December 31,				
	2012	2011	2010	2009	2008
Revenue	$89,272,582	$74,135,669	$43,990,784	$43,906,825	$35,588,831
Cost of sales	65,039,969	55,325,729	37,877,960	32,597,208	27,065,243
Gross profit	24,232,613	18,809,940	6,112,824	11,309,617	8,523,588
Selling , general and administrative expenses	7,322,630	7,931,586	5,415,292	5,197,663	4,717,080
Income from operations	16,909,983	10,878,354	697,532	6,111,954	3,806,508
Other income (expense):					
Interest/other income	31,520	4,065	3,770	2,014	78,952
Interest expense	(416,373)	(343,491)	(158,406)	(252,961)	(31,847)
Total other income (expense), net	(384,853)	(339,426)	(154,636)	(250,947)	47,105
Income before provision for income taxes	16,525,130	10,538,928	542,896	5,861,007	3,853,613
Provision for income taxes	5,514,000	3,122,000	13,000	1,915,000	1,263,000
Net Income	$11,011,130	$ 7,416,928	$ 529,896	$ 3,946,007	$ 2,590,613
Income per common share – basic	$ 1.43	$ 1.08	$ 0.08	$ 0.66	$ 0.44
Income per common share – diluted	$ 1.40	$ 1.04	$ 0.08	$ 0.64	$ 0.42
Basic weighted average number of common shares outstanding	7,721,304	6,869,624	6,489,942	5,994,326	5,952,703
Diluted weighted average number of common shares outstanding	7,865,090	7,133,604	6,736,501	6,156,628	6,203,789

Balance Sheet Data:

	Years Ended December 31,				
	2012	2011	2010	2009	2008
Cash	$ 2,709,803	$ 878,200	$ 823,376	$ 2,224,825	$ 424,082
Costs and estimated earnings in excess of billings on uncompleted contracts	108,909,844	79,126,828	47,165,166	43,018,221	37,865,016
Total current assets	119,354,056	85,209,924	54,747,455	51,098,046	41,823,767
Total assets	124,883,516	89,056,573	56,457,187	52,537,131	43,351,506
Total current liabilities	39,645,331	33,023,488	10,370,285	11,979,596	6,688,372
Working capital	79,708,725	52,186,436	44,377,170	39,118,450	35,135,395
Short-term debt	24,550,564	16,987,380	1,485,008	2,836,592	920,668
Long-term debt	3,209,873	889,239	1,190,097	1,801,357	2,401,206
Shareholders' equity	80,594,199	54,026,207	44,670,443	38,517,514	33,983,150
Total liabilities and shareholders' equity	124,883,516	89,056,573	56,457,187	52,537,131	43,351,506

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "management expects" or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The risks are included in "Item 1A: Risk Factors" and "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Form 10-K filed with the SEC. We have no obligation to publicly release the result of any revisions, which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

You should read the financial information set forth below in conjunction with our financial statements and notes thereto.

Business Operations

We are engaged in the contract production of structural aircraft parts principally for the U.S. Air Force and other branches of the U.S. armed forces, either as a prime contractor or as a subcontractor for other defense prime contractors. We also act as a subcontractor to prime aircraft manufactures in the production of commercial aircraft parts.

We also operate as a subcontractor to prime contractors in the production of commercial aircraft parts.

Critical Accounting Policies

Revenue Recognition

We recognize revenue from our contracts over the contractual period under the percentage-of-completion (POC) method of accounting. Under the POC method of accounting, revenue and gross profit are recognized as work is performed based on the relationship between actual costs incurred and total estimated costs at the completion of the contract. Recognized revenues that will not be billed under the terms of the contract until a later date are recorded as an asset captioned "Costs and estimated earnings in excess of billings on uncompleted contracts." Contracts where billings to date have exceeded recognized revenues are recorded as a liability captioned "Billings in excess of costs and estimated earnings on uncompleted contracts." Changes to the original estimates may be required during the life of the contract. Estimates are reviewed monthly and the effect of any change in the estimated gross margin percentage for a contract is reflected in the financial statements in the period the change becomes known. The use of the POC method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods. As a result, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by us during any reporting period. We continually evaluate all of the issues related to the assumptions, risks and uncertainties inherent with the application of the POC method of accounting; however, we cannot assure you that our estimates will be accurate. If our estimates are not accurate or a contract is terminated, we will be forced to adjust revenue in later periods. Furthermore, even if our estimates are accurate, we may have a shortfall in our cash flow and we may need to borrow money to pay taxes until the reported earnings materialize to actual cash receipts.

Results of Operations

Year Ended December 31, 2012 as Compared to the Year Ended December 31, 2011

Revenue. Revenue for the year ended December 31, 2012 was $89,272,582 compared to $74,135,669 for the same period last year, representing an increase of $15,136,913 or 20.4%. The increase in revenue is primarily the result of work performed on our three major subcontract awards won in 2008. The Gulfstream G650 program, Boeing A-10 and NGC E-2D programs accounted for 17.6%, 16.7% and 25.5% of our revenue in 2012, respectively.

Overall, revenue generated from prime government contracts for the year ended December 31, 2012 was $6,239,286 compared to $6,740,870 for the year ended December 31, 2011, a decrease of $501,584 or 7.4%. This decrease is consistent with our strategy, as we transition away from being a prime government contractor.

Revenue generated from government subcontracts for the year ended December 31, 2012 was $56,357,371 compared to $57,199,673 for the year ended December 31, 2011, a decrease of $842,302 or 1%.

Revenue generated from commercial contracts was $26,675,925 for the year ended December 31, 2012 compared to $10,195,126 for the year ended December 31, 2011, an increase of $16,480,799 or 162%. This increase is primarily the result of higher production rates on the G650, as well as revenue from new production programs such as the HondaJet advanced light business jet. We expect that commercial programs will generate a larger percentage of our overall revenue in the next year, as other new commercial programs increase production.

During the year ended December 31, 2012, we received approximately $81.6 million of new contract awards, which included approximately $.4 million of government prime contract awards, approximately $74.7 million of government subcontract awards and approximately $6.5 million of commercial contract awards, compared to $83.6 million of new contract awards in 2011, which included $11.7 million of government prime contract awards, $24.8 million of government subcontract awards and $47.1 million of commercial contract awards.

Gross profit. Gross profit for the year ended December 31, 2012 was $24,232,613 compared to $18,809,940 for the year ended December 31, 2011, an increase of $5,422,673. Gross profit percentage ("gross margin") for the year ended December 31, 2012 was 27.1% compared to 25.4% for the same period last year. The gross margin percentage was within 10 basis points of our expected gross margin range of 25%-27%.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2012 were $7,322,630 compared to $7,931,586 for the year ended December 31, 2011, a decrease of $608,956, or 7.7%. This decrease was primarily due to an approximately $423,000 decrease in board of directors fees, which is in line with our expectations, as we changed our non-employee director compensation plan, which limits the expenses related to stock options, a $242,000 decrease in moving expenses, which was a one-time expense related to our move to larger facilities in December 2011 and a $143,000 decrease in consultants, offset by a $238,000 increase in accounting and legal fees.

Interest Expense. Interest expense for the year ended December 31, 2012 was $416,373, compared to $343,491 for 2011, an increase of $72,882 or 21%. The increase in interest expense is the result of an increase in outstanding debt during 2012 as compared to 2011.

Income from operations. We had income from operations for the year ended December 31, 2012 of $16,909,983 compared to $10,878,354 for the year ended December 31, 2011. The increase in operating income was predominately the result of the increased revenue and gross margin discussed earlier.

Year Ended December 31, 2011 as Compared to the Year Ended December 31, 2010

Revenue. Revenue for the year ended December 31, 2011 was $74,135,669 compared to $43,990,784 for the same period last year, representing an increase of $30,144,885 or 68.5%. The increase in revenue is primarily the result of work performed on our three major subcontract awards won in 2008. The Gulfstream G650, Boeing A-10 and NGC E-2D programs accounted for 11%, 30% and 26% of our revenue in 2011, respectively.

Overall, revenue generated from prime government contracts for the year ended December 31, 2011 was $6,740,870 compared to $4,471,399 for the year ended December 31, 2010, an increase of $2,269,471 or 51%.

Revenue generated from government subcontracts for the year ended December 31, 2011 was $57,199,673 compared to $31,963,271 for the year ended December 31, 2010, an increase of $25,236,402 or 79%, primarily the result of the A-10 and E-2D programs.

Revenue generated from commercial contracts was $10,195,126 for the year ended December 31, 2011 compared to $7,556,114 for the year ended December 31, 2010, an increase of $2,639,012 or 35%. This increase is primarily the result of higher production rates on the G650.

During the year ended December 31, 2011, we received approximately $83.6 million of new contract awards, which included approximately $11.7 million of government prime contract awards, approximately $24.8 million of government subcontract awards and approximately $47.1 million of commercial contract awards, compared to $61.7 million of new contract awards in 2010, which included $8.5 million of government prime contract awards, $48.6 million of government subcontract awards and $4.6 million of commercial contract awards.

Gross profit. Gross profit for the year ended December 31, 2011 was $18,809,940 compared to $6,112,824 for the year ended December 31, 2010, an increase of $12,697,116. Gross profit percentage ("gross margin") for the year ended December 31, 2011 was 25.4% compared to 13.9% for the same period last year. Gross margin for 2010 was negatively affected by a change in estimate on a long term program. Gross margin for 2011 has returned to a more normal level, and is within the Company's expected range.

Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2011 were $7,931,586 compared to $5,415,292 for the year ended December 31, 2010, an increase of $2,516,294, or 46%. This increase was primarily due to an approximately $664,000 increase in accrued bonuses, a $463,000 increase in board of directors fees, $263,000 of expenses related to moving to our new facility, a $226,000 increase in computer expenses, a $200,000 increase in salaries and a $111,000 increase in office expense. The increase in board of directors fees was the result of an increase in fair market value of the options granted to the non-employee board members as compensation. The increase in salaries is the result of higher employee count as well as normal salary increases. The increase in accrued bonus is the result of higher executive officer bonus computed pursuant to the executive officer employment agreements.

Interest Expense. Interest expense for the year ended December 31, 2011 was $343,491, compared to $158,406 for 2010, an increase of $185,085 or 117%. The increase in interest expense is the result of an increase in outstanding debt during 2011 as compared to 2010.

Income from operations. We had income from operations for the year ended December 31, 2011 of $10,878,354 compared to $697,532 for the year ended December 31, 2010. The increase in operating income was predominately the result of the increased revenue and gross margin discussed earlier.

Business Outlook

Because of the uncertainty of sequestration, which has existed in the military aerospace business environment since mid-2012, we have experienced slower than expected new business awards and releases that were expected on long-term programs that have been delayed. As a result, we project that 2013 revenue and earnings will be lower than 2012 and the results will be similar to those of 2011. We further expect that product shipments will be greater in 2013 than in 2012 as many of our programs transition from development to production. These increasing shipments, combined with less spending for startup costs associated with new contracts and a decline in non-recurring expenses on our maturing programs, is expected to result in positive cash flow from operations.

The statements in the "Business Outlook" section and other forward-looking statements of this Form 10-K are subject to revision during the course of the year in our quarterly earnings releases and SEC filings and at other times.

Liquidity and Capital Resources

General. At December 31, 2012, we had working capital of $79,708,725 compared to $52,186,436 at December 31, 2011, an increase of $27,522,289, or 53%.

Cash Flow. A large portion of our cash is used to pay for materials and processing costs associated with contracts that are in process and which do not provide for progress payments. Costs for which we are not able to bill on a progress basis are components of "Costs and estimated earnings in excess of billings on uncompleted contracts" on our balance sheet and represent the aggregate costs and related earnings for uncompleted contracts for which the customer has not yet been billed. These costs and earnings are recovered upon shipment of products and presentation of billings in accordance with contract terms.

Because the POC method of accounting requires us to use estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods, there can be a significant disparity between earnings (both for accounting and tax purposes) as reported and actual cash that we receive during any reporting period. Accordingly, it is possible that we may have a shortfall in our cash flow and may need to borrow money until the reported earnings materialize into actual cash receipts.

Our costs and estimated earnings in excess of billings increased by approximately $29.8 million during the year ended December 31, 2012. The Boeing A-10 contract accounted for approximately $10.4 million of this increase. Although this contract does provide for milestone billings, the program has reached the end of the milestone billing phase and as such we are no longer able to invoice this program on a progress basis. Additionally, Boeing has made engineering changes to parts under contract with us. We have not yet completed pricing negotiations related to these changes. We are contractually obligated to continue production on these parts; however, we are not able to invoice for the expected full value until price negotiations are completed.

Because of our high growth rate, in order to perform on new programs, such as the recently announced Goodrich and Embraer programs, we may be required to expend up-front costs that may have to be amortized over a portion of production units. In the case of significant program delays and/or program cancellations, we could be required to bear impairment charges which may be material, for costs that are not recoverable. Such charges and the loss of up-front costs could have a material impact on our liquidity and results of operations.

We continue to work to obtain better payment terms with our customers, including accelerated progress payment arrangements, as well as exploring alternative funding sources.

Additionally, at December 31, 2012, our cash balance was $2,709,803 compared to $878,200 at December 31, 2011, an increase of $1,831,603. Our accounts receivable balance at December 31, 2012 increased to $8,287,250 from $4,285,570 at December 31, 2011. As of December 31, 2012 approximately $1,512,000 of accounts receivable are classified as non-current other assets.

Bank Credit Facilities. In August 2007, we entered into a revolving credit facility with Sovereign Bank (the "Sovereign Revolving Facility"), secured by all of our assets.

On May 26, 2010, the Company and Sovereign Bank entered into a third amendment to the Sovereign Revolving Facility increasing the existing revolving credit facility under the Credit Agreement from an aggregate of $3.5 million to an aggregate of $4.0 million and extending the term of the revolving credit facility from August 2011 to August 2013. In addition, the interest rate on borrowings under the revolving credit facility was decreased to (i) the greater of 3.75% or 3.25% in excess of the LIBOR Rate or (ii) the greater of 3.75% or 0.50% in excess of Sovereign Bank's prime rate, as elected by the Company in accordance with the Credit Agreement.

On May 10, 2011, the Company entered into a fifth amendment to the Sovereign Revolving Facility, increasing the existing revolving credit facility from an aggregate of $4 million to an aggregate of $10 million and extending the term from August 2013 to August 2014. In addition, the interest rate of borrowings under the revolving credit facility will no longer be subject to a minimum rate of 3.75%.

On September 1, 2011, the Company entered into a sixth amendment to the Sovereign Revolving Facility, providing for a $3.0 million increase until November 30, 2011 of the existing revolving credit facility, from an aggregate of $10.0 million to an aggregate of $13.0 million.

On November 29, 2011, the Company entered into a seventh amendment to the Sovereign Revolving Facility which increased the existing revolving credit facility from an aggregate of $13.0 million to an aggregate of $18.0 million and extended the term of earlier terminating revolving credit loans to August 2014. The Amendment also provides for a reduction in the interest rate of borrowings under the revolving credit facility to 2.75% in excess of the LIBOR rate or Sovereign Bank's prime rate, as elected by the Company in accordance with the Credit Agreement, a reduction in the commitment fee to a rate of 0.4% per annum on the average daily unused portion of the revolving credit commitment, commencing December 31, 2011 and the addition of a covenant to the Credit Agreement requiring that the Company maintain a ratio of Unsubordinated Liabilities to Capital Base, as such terms are defined in the Credit Agreement.

On December 5, 2012, the Company entered into an Amended and Restated Credit Agreement with Sovereign Bank as the sole arranger, administrative agent and collateral agent and Valley National Bank. The Restated Agreement provides for a revolving credit loan commitment, which replaces the Sovereign Revolving Facility, of $35 million and a term loan of $3.9 million. The term of the Restated Agreement is through December 2016. The Restated Agreement increases the availability under, and amends and restates the Credit Agreement, dated as of August 13, 2007, as subsequently amended, between the Company and Sovereign Bank (the "Prior Agreement"), which provided for a revolving credit loan commitment and two term loans. One of the term loans under the Prior Agreement was refinanced as a revolving credit loan under the Restated Agreement. The other term loan and the revolving credit loans under the Prior Agreement continued as a term loan and revolving credit loan under the Restated Agreement.

As of December 31, 2012, the Company was in compliance with all financial covenants contained in the Credit Agreement.

As of December 31, 2012, the Company had $23.5 million outstanding under the Restated Agreement. As of December 31, 2011, the Company had $16.1 million outstanding under the Sovereign Revolving Facility.

On October 22, 2008, we obtained a $3 million term loan from Sovereign Bank to be amortized over five years (the "Sovereign Term Facility"). Prior to entering into the term loan we had borrowed $2.5 million under the Sovereign Revolving Facility to fund the initial tooling costs related to the previously mentioned long-term contract with Spirit. We used the proceeds from the Sovereign Term Facility to repay the borrowings under the Sovereign Revolving Facility and to pay for additional tooling related to the Spirit contract. This term loan was refinanced as a revolving credit loan under the Restated Agreement of December 5, 2012.

On March 9, 2012, the Company obtained a $4.5 million term loan from Sovereign Bank to be amortized over five years (the "Sovereign Term Facility 2"). Sovereign Term Facility 2 was used to purchase tooling and equipment for new programs. Sovereign Term Facility 2 bears interest at the lower of LIBOR plus 3% or Sovereign Bank's prime rate.

The terms and conditions of the Sovereign Revolving Facility are applicable to the Sovereign Term Facility.

Additionally, the Company and Sovereign Bank entered into a five year interest rate swap agreement, in the notional amount of $4.5 million. Under the interest rate swap, the Company pays an amount to Sovereign Bank representing interest on the notional amount at a fixed rate of 4.11% and receives an amount from Sovereign Bank representing interest on the notional amount of a rate equal to the one-month LIBOR plus 3%. The effect of this interest rate swap will be the Company paying a fixed interest rate of 4.11% over the term of the Sovereign Term Facility 2.

We believe that our existing resources, together with the availability under our credit facility, will be sufficient to meet our current working capital needs for at least the next 12 months.

Contractual Obligations. The table below summarizes information about our contractual obligations as of December 31, 2012 and the effects these obligations are expected to have on our liquidity and cash flow in the future years.

	Payments Due By Period ($)				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Debt	$ 3,900,000	$ 900,000	$1,800,000	$1,200,000	$ —
Capital Lease Obligations	410,437	200,564	172,470	37,403	—
Operating Leases	15,521,140	1,554,080	3,154,289	3,239,849	7,572,922
Employment Agreement Compensation**	1,807,500	884,500	923,000	—	—
Interest Rate Swap Agreement	60,516	—	60,516	—	—
Total Contractual Cash Obligations	$21,699,593	$3,539,144	$6,110,275	$4,477,252	$7,572,922

**The employment agreements provide for bonus payments that are excluded from these amounts.

BALANCE SHEETS

Year ended December 31,	2012	2011
ASSETS		
Current Assets:		
Cash	$ 2,709,803	$ 878,200
Accounts receivable, net	6,774,346	4,285,570
Costs and estimated earnings in excess of billings on uncompleted contracts	108,909,844	79,126,828
Deferred income taxes	534,000	257,000
Prepaid expenses and other current assets	426,063	662,326
Total current assets	119,354,056	85,209,924
Property and equipment, net	2,907,476	2,629,569
Deferred income taxes	1,001,000	1,105,000
Other assets	1,620,984	112,080
Total Assets	$124,883,516	$89,056,573
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 13,286,558	$11,998,244
Accrued expenses	943,356	994,398
Billings in excess of costs and estimated earnings on uncompleted contracts	656,853	116,466
Current portion of long-term debt	1,100,564	887,380
Line of credit	23,450,000	16,100,000
Deferred income taxes	102,000	125,000
Income taxes payable	106,000	2,802,000
Total current liabilities	39,645,331	33,023,488
Long-term debt, net of current portion	3,209,873	889,239
Deferred income taxes	867,000	660,000
Other liabilities	567,113	457,639
Total Liabilities	44,289,317	35,030,366
Commitments		
Shareholders' Equity:		
Common stock - $.001 par value; authorized 50,000,000 shares, issued 8,371,439 and 7,079,638 shares, respectively, and outstanding 8,371,439 and 6,946,381 shares, respectively	8,371	7,080
Additional paid-in capital	49,780,673	35,346,273
Retained earnings	30,845,982	19,834,852
Accumulated other comprehensive loss	(40,827)	(21,772)
Treasury stock, 0 and 133,257 shares, respectively of common stock (at cost)	—	(1,140,226)
Total Shareholders' Equity	80,594,199	54,026,207
Total Liabilities and Shareholders' Equity	$124,883,516	$89,056,573

STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Year ended December 31,	2012	2011	2010
Revenue	$89,272,582	$74,135,669	$43,990,784
Cost of sales	65,039,969	55,325,729	37,877,960
Gross profit	24,232,613	18,809,940	6,112,824
Selling, general and administrative expenses	7,322,630	7,931,586	5,415,292
Income from operations	16,909,983	10,878,354	697,532
Other income (expense):			
Interest/other income	31,520	4,065	3,770
Interest expense	(416,373)	(343,491)	(158,406)
Total other income (expense), net	(384,853)	(339,426)	(154,636)
Income before provision for income taxes	16,525,130	10,538,928	542,896
Provision for income taxes	5,514,000	3,122,000	13,000
Net income	11,011,130	7,416,928	529,896
Other comprehensive income (loss), net of tax			
Change in unrealized gain (loss)-Interest rate swap	(19,055)	23,632	7,470
Comprehensive income	$10,992,075	$ 7,440,560	$ 537,366
Income per common share- Basic:	$ 1.43	$ 1.08	$ 0.08
Income per common share- Diluted:	$ 1.40	$ 1.04	$ 0.08
Shares used in computing earnings per common share:			
Basic	7,721,304	6,869,624	6,489,942
Diluted	7,865,090	7,133,604	6,736,501

STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 2012, 2011 and 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance at January 1, 2010	6,122,524	$6,123	$27,369,043	$11,888,028	$ (692,806)	$(52,874)	$38,517,514
Net Income	—	—	—	529,896	—	—	529,896
Change in unrealized loss from interest rate swap	—	—	—	—	—	7,470	7,470
Common stock issued in share offering	500,000	500	3,529,041	—	—	—	3,529,541
Common stock issued upon exercise of options	272,000	272	1,389,678	—	—	—	1,389,950
Common stock issued as employee compensation	17,046	17	126,846	—	—	—	126,863
Stock based compensation expense	—	—	553,629	—	—	—	553,629
Tax benefit from stock option plans			304,000				304,000
Treasury stock acquired	—	—	—	—	(288,420)	—	(288,420)
Balance at December 31, 2010	6,911,570	$6,912	$33,272,237	$12,417,924	$ (981,226)	$(45,404)	$44,670,443
Net Income	—	—	—	7,416,928	—	—	7,416,928
Change in unrealized loss from interest rate swap	—	—	—	—	—	23,632	23,632
Common stock issued upon exercise of options	165,333	165	614,282	—	—	—	614,447
Common stock issued as employee compensation	2,735	3	36,154	—	—	—	36,157
Stock based compensation expense	—	—	985,600	—	—	—	985,600
Tax benefit from stock option plans	—	—	438,000	—	—	—	438,000
Treasury stock acquired	—	—	—	—	(159,000)	—	(159,000)
Balance at December 31, 2011	7,079,638	$7,080	$35,346,273	$19,834,852	$ (1,140,226)	$(21,772)	$54,026,207
Net Income	—	—	—	11,011,130	—	—	11,011,130
Change in unrealized loss from interest rate swap	—	—	—	—	—	(19,055)	(19,055)
Common stock issued in share offering	1,195,750	1,195	13,322,499	—	—	—	13,323,694
Common stock issued upon exercise of options	210,143	210	1,290,305	—	—	—	1,290,515
Common stock issued as employee compensation	19,165	19	266,032	—	—	—	266,051
Stock based compensation expense	—	—	382,657	—	—	—	382,657
Tax benefit from stock option plans	—	—	313,000	—	—	—	313,000
Treasury stock acquired	(133,257)	(133)	(1,140,093)	—	1,140,226	—	—
Balance at December 31, 2012	8,371,439	$8,371	$49,780,673	$30,845,982	—	$(40,827)	$80,594,199

CPI Aerostructures, Inc.

STATEMENTS OF CASH FLOWS

Year ended December 31,	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 11,011,130	$ 7,416,928	$ 529,896
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization	623,795	591,373	386,394
Deferred rent	90,419	266,909	(4,832)
Stock-based compensation expense	382,657	985,600	553,629
Common stock issued as employee compensation	37,761	36,157	27,168
Deferred portion of provision for income taxes	11,000	(103,000)	(265,000)
Tax benefit for stock options	(313,000)	(438,000)	(304,000)
Bad Debts	(50,000)	75,000	—
Changes in operating assets and liabilities:			
(Increase) decrease in accounts receivable	(3,951,680)	1,791,974	(878,612)
Increase in costs and estimated earnings in excess of billings on uncompleted contracts	(29,783,016)	(31,942,776)	(4,136,426)
Decrease (increase) in prepaid expenses and other current assets	240,263	(8,220)	(125,853)
Increase in accounts payable and accrued expenses	1,465,562	4,423,371	2,199,337
(Decrease) increase in income taxes payable	(2,383,000)	3,105,994	(1,930,368)
Increase (decrease) in billings in excess of costs and estimated earnings on uncompleted contracts	540,387	97,580	(10,519)
Net cash provided by (used in) operating activities	(22,077,722)	(13,701,110)	(3,959,186)
Cash flows from investing activities:			
Purchase of property and equipment	(825,110)	(1,587,898)	(300,803)
Net cash used in investing activities	(825,110)	(1,587,898)	(300,803)
Cash flows from financing activities:			
Proceeds from exercise of stock options	1,290,515	455,447	1,101,529
Proceeds from sale of common stock	13,323,694	—	3,529,541
Payment of line of credit	(4,000,000)	—	(2,200,000)
Proceeds from line of credit	11,350,000	15,300,000	800,000
Payment of long-term debt	(2,042,774)	(849,615)	(676,530)
Proceeds from long-term debt	4,500,000	—	—
Tax benefit for stock options	313,000	438,000	304,000
Net cash provided by financing activities	24,734,435	15,343,832	2,858,540
Net increase (decrease) in cash	1,831,603	54,824	(1,401,449)
Cash at beginning of year	878,200	823,376	2,224,825
Cash at end of year	$ 2,709,803	$ 878,200	$ 823,376
Supplemental schedule of noncash investing and financing activities:			
Equipment acquired under capital lease	$ 76,592	$ 751,129	$ 113,686
Settlement of other receivables	—	$ 30,000	$ 60,000
Accrued expenses settled in exchange for common stock	$ 228,290	—	$ 99,696
Stock options proceeds paid with Company's stock	—	$ 159,000	$ 288,420
Supplemental schedule of cash flow information:			
Cash paid during the year for interest	$ 783,373	$ 366,491	$ 158,406
Cash paid for income taxes	$ 7,886,409	$ 180,000	$ 2,276,367

NOTES TO FINANCIAL STATEMENTS

1. PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The operations of CPI Aerostructures, Inc. ("CPI Aero" or the "Company") consist of the production of complex aerospace structural assemblies principally for the U.S. Air Force and other branches of the U.S. armed forces, whether as a prime contractor or as a subcontractor to other defense prime contractors. The Company also acts as a subcontractor to prime aerospace manufactures in the production of commercial aircraft parts.

Revenue Recognition

The Company's revenue is recognized based on the percentage of completion method of accounting for its contracts measured by the percentage of total costs incurred to date to estimated total costs at completion for each contract. Contract costs include all direct material, labor costs, tooling and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. Selling, general and administrative costs are charged to expense as incurred. Estimated losses on uncompleted contracts are recognized in the period in which such losses are determined. Changes in job performance may result in revisions to costs and income and are recognized in the period in which revisions are determined to be required. The percentage of completion method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods and, as a result, there can be a significant disparity between earnings (both for accounting and taxes) as reported and actual cash received by the Company during any reporting period. In accordance with industry practice, costs and estimated earnings in excess of billings on uncompleted contracts, included in the accompanying balance sheets, contain amounts relating to contracts and programs with long production cycles, a portion of which will not be realized within one year. The Company's recorded revenue may be adjusted in later periods in the event that the Company's cost estimates prove to be inaccurate or a contract is terminated.

Reclassifications

Certain reclassifications of prior period balances have been made to conform to the current period presentation. The Company reclassified billings in excess of earnings from costs in excess of earnings, which did not impact results of operations, cash flows or earnings per share.

Government Contracts

The Company's government contracts are subject to the procurement rules and regulations of the US government. Many of the contract terms are dictated by these rules and regulations. Specifically, cost-based pricing is determined under the Federal Acquisition Regulation ("FAR"), which provide guidance on the types of costs that are allowable in establishing prices for goods and services under U.S. government contracts. For example, costs such as those related to charitable contributions, advertising, interest expense, and public relations are unallowable, and therefore not recoverable through sales. During and after the fulfillment of a government contract, the Company may be audited in respect of the direct and allocated indirect costs attributable thereto. These audits may result in adjustments to the Company's contract cost, and/or revenue.

When contractual terms allow, the Company invoices its customers on a progress basis.

Cash

The Company maintains its cash in two financial institutions. The balances are insured by the Federal Deposit Insurance Corporation. From time to time, the Company's balances may exceed these limits. As of December 31, 2012, the Company had approximately $1,749,000 of uninsured balances. The Company limits its credit risk by selecting financial institutions considered to be highly credit worthy.

Accounts Receivable

Accounts receivable are reported at their outstanding unpaid principal balances. The Company writes off accounts when they are deemed to be uncollectible.

Property and Equipment

Depreciation and amortization of property and equipment is provided by the straight-line method over the shorter of estimated useful lives of the respective assets or the life of the lease, for leasehold improvements.

Rent

We recognize rent expense on a straight-line basis over the expected lease term. Within the provisions of certain leases there are escalations in payments over the lease term. The effects of the escalations have been reflected in rent expense on a straight-line basis over the expected lease term.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

Long Lived Assets

The Company reviews its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As a result of its review, the Company does not believe that any such change has occurred. If such changes in circumstance are present, a loss is recognized to the extent the carrying value of the asset is in excess of the fair value of cash flows expected to result from the use of the asset and amounts expected to be realized upon its eventual disposition.

Short-Term Debt

The fair value of the Company's short-term debt is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Using this method, the fair value of the Company's short-term debt was not significantly different than the stated value at December 31, 2012 and 2011.

Derivatives

Our use of derivative instruments has primarily been to hedge interest rates. These derivative contracts are entered into with financial institutions. We do not use derivative instruments for trading purposes and we have procedures in place to monitor and control their use.

We record these derivative financial instruments on the balance sheet at fair value. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See below for a discussion of our use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information.

In October 2008, the Company entered into an interest rate swap with the objective of reducing our exposure to cash flow volatility arising from interest rate fluctuations associated with certain debt. The notional amount, maturity date, and currency of these contracts match those of the underlying debt. The Company has designated this interest rate swap contract as a cash flow hedge. The Company measures ineffectiveness by comparing the cumulative change in the forward contact with the cumulative change in the hedged item. No material ineffectiveness was recognized in 2012 and 2011. As of December 31, 2012 and 2011, we had a net deferred loss associated with cash flow hedges of approximately $61,000 and $33,000, respectively, due to the interest rate swap which has been included in Other Liabilities.

NOTES TO FINANCIAL STATEMENTS

As a result of the use of derivative instruments, the Company is exposed to risk that the counterparties may fail to meet their contractual obligations. Recent adverse developments in the global financial and credit markets could negatively impact the creditworthiness of our counterparties and cause one or more of our counterparties to fail to perform as expected. To mitigate the counterparty credit risk, we only enter into contracts with carefully selected major financial institutions based upon their credit ratings and other factors, and continually assess the creditworthiness of counterparties. To date, all counterparties have performed in accordance with their contractual obligations.

Fair Value

At December 31, 2012 and 2011, the fair values of cash, accounts receivable, accounts payable and accrued expenses approximated their carrying values because of the short-term nature of these instruments.

	2012		2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Debt				
Short-term borrowings and long-term debt	$27,760,437	$27,760,437	$17,876,619	$17,876,619

We estimated the fair value of debt using market quotes and calculations based on market rates.

The following tables presents the fair values of liabilities measured on a recurring basis as of December 31, 2012 and 2011:

		Fair Value Measurements 2012		
Description	Total	Quoted Prices in Active Markets for Identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest Rate Swap, net	$60,516	—	$60,516	—
Total	$60,516	—	$60,516	—

		Fair Value Measurements 2011		
Description	Total	Quoted Prices in Active Markets for Identical assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest Rate Swap, net	$32,988	—	$32,988	—
Total	$32,988	—	$32,988	—

The fair value of the Company's interest rate swap was determined by comparing the fixed rate set at the inception of the transaction to the "replacement swap rate," which represents the market rate for an offsetting interest rate swap with the same notional amounts and final maturity date. The market value is then determined by calculating the present value interest differential between the contractual swap and the replacement swap.

As of December 31, 2012 and 2011, $60,516 and $32,988, respectively, was included in Other Liabilities related to the fair value of the Company's interest rate swap, and $40,827 and $21,772, respectively, net of tax of $19,689 and $11,216, respectively, was included in Accumulated Other Comprehensive Loss.

Freight and Delivery Costs

The Company incurred freight and delivery costs of approximately $29,000, $92,000, $75,000, respectively, during the years ended December 31, 2012, 2011 and 2010. These costs are included in cost of sales.

Earnings Per Share

Basic earnings per common share is computed using the weighted-average number of shares outstanding. Diluted earnings per common share is computed using the weighted-average number of shares outstanding adjusted for the incremental shares attributed to outstanding options to purchase common stock. Incremental shares of 415,517 were used in the calculation of diluted earnings per common share in 2012. Incremental shares of 124,217 were not included in the diluted earnings per share calculations at December 31, 2012, as their exercise price was in excess of the Company's quoted market price and, accordingly, these shares are not assumed to be exercised for the diluted earnings per share calculation. Incremental shares of 263,980 were used in the calculation of diluted earnings per common share in 2011. Incremental shares of 80,000 were not included in the diluted earnings per share calculations at December 31, 2011, as their exercise price was in excess of the Company's quoted market price and, accordingly, these shares are not assumed to be exercised for the diluted earnings per share calculation. Incremental shares of 246,559 were used in the calculation of diluted earnings per common share in 2010. Incremental shares of 75,000 were not included in the diluted earnings per share calculations at December 31, 2010, as their exercise price was in excess of the Company's quoted market price and, accordingly, these shares are not assumed to be exercised for the diluted earnings per share calculation.

Income taxes

Income taxes are accounted for under the asset and liability method whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to the temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has recorded a liability for unrecognized tax benefits resulting from tax positions taken, or expected to be taken, in an income tax return. It is the Company's policy to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. Uncertain tax positions are evaluated and adjusted as appropriate, while taking into account the progress of audits of various taxing jurisdictions.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (the "FASB") issued updated guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. This update requires new disclosures about significant transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy (including the reasons for these transfers) and the reasons for any transfers in or out of Level 3. This update also requires a reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements of a gross basis. In addition to these new disclosure requirements, this update clarifies certain existing disclosure requirements. This update also clarifies the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. This update was effective for the Company's interim and annual reporting periods beginning January 1, 2011. The adoption of this pronouncement did not have any impact on the Company's interim and annual reporting periods beginning January 1, 2011. The adoption of this pronouncement did not have any impact on the Company's financial statements and related disclosures.

In May 2011, the FASB issued guidance that amends Generally Accepted Accounting Principles ("U.S. GAAP") to conform it with fair value measurement and disclosure requirements in International Financial Reporting Standards. The amendments changed the wording used to describe the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The provisions of this guidance are effective for the first reporting period (including interim periods) beginning after December 15, 2011. The adoption of this pronouncement did not have any impact on the Company's financial statements and related disclosures.

2. COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLING

At December 31, 2012, costs and estimated earnings in excess of billings on uncompleted contracts (unbilled) consist of:

	U.S. Government	Commercial	Total
Costs incurred on uncompleted contracts	$214,888,101	$42,636,753	$257,524,854
Estimated earnings	85,320,636	23,782,285	109,102,921
	300,208,737	66,419,038	366,627,775
Less billings to date	215,743,090	42,631,694	258,374,784
Costs and estimated earnings in excess of billings on uncompleted contracts	**$ 84,465,647**	**$23,787,344**	**$ 108,252,991**

At December 31, 2011, costs and estimated earnings in excess of billings on uncompleted contracts (unbilled) consist of:

	U.S. Government	Commercial	Total
Costs incurred on uncompleted contracts	$162,233,699	$24,713,310	$186,947,009
Estimated earnings	72,883,505	15,029,802	87,913,307
	235,117,204	39,743,112	274,860,316
Less billings to date	171,694,325	24,155,629	195,849,954
Costs and estimated earnings in excess of billings on uncompleted contracts	**$ 63,422,879**	**$15,587,483**	**$ 79,010,362**

The above amounts are included in the accompanying balance sheets under the following captions at December 31, 2012 and December 31, 2011:

	2012	2011
Costs and estimated earnings in excess of billings on uncompleted contracts	**$ 108,909,844**	**$ 79,126,828**
Billings in excess of costs and estimated earnings on uncompleted contracts	**(656,853)**	**(116,466)**
Totals	**$ 108,252,991**	**$ 79,010,362**

Unbilled costs and estimated earnings are billed in accordance with applicable contract terms. As of December 31, 2012, approximately $20 million of the balances above are not expected to be collected within one year. There are no amounts billed under retainage provisions.

Revisions in the estimated gross profits on contracts and contract amounts are made in the period in which the circumstances requiring the revisions occur. During the years ended December 31, 2012, 2011 and 2010, the effect of such revisions in total estimated contract profits resulted in a decrease to the total gross profit to be earned on the contracts of approximately $1,300,000, $3,000,000 and $10,200,000, respectively, from that which would have been reported had the revised estimate been used as the basis of recognition of contract profits in prior years.

Although management believes it has established adequate procedures for estimating costs to complete on uncompleted open contracts, it is at least reasonably possible that additional significant costs could occur on contracts prior to completion.

Accounts receivable consists of trade receivables as follows:

	2012	2011
Billed receivables	$8,312,250	$4,360,570
Less: allowance for doubtful accounts	(25,000)	(75,000)
	$8,287,250	$4,285,570

At December 31, 2012, approximately $1,512,000 of the above amounts are classified as non-current other assets.

4. PROPERTY AND EQUIPMENT:

Plant and equipment, at cost, consists of the following

December 31,	2012	2011	Estimated Useful Life
Machinery and equipment	$ 941,017	$ 814,270	5 to 10 years
Computer equipment	2,674,053	2,487,106	5 years
Furniture and fixtures	541,617	280,151	7 years
Automobiles and trucks	13,162	13,162	5 years
Leasehold improvements	1,480,903	1,154,361	10 years
	5,650,752	4,749,050	
Less accumulated depreciation and amortization	2,743,276	2,119,481	
	$2,907,476	$2,629,569	

Depreciation and amortization expense for the years ended December 31, 2012, 2011 and 2010 was $623,795, $591,373 and $386,394, respectively.

During the years ended December 31, 2012 and 2011, the Company acquired $76,592 and $751,129, respectively, of property and equipment under notes payable and capital leases.

5. LINE OF CREDIT:

In August 2007, the Company entered into a revolving credit facility with Sovereign Bank (the "Sovereign Revolving Facility"), which was secured by all of the Company's assets.

On May 26, 2010, the Company and Sovereign Bank entered into a third amendment to the Sovereign Revolving Facility increasing the revolving credit facility under the Credit Agreement from an aggregate of $3.5 million to an aggregate of $4.0 million and extending the term of the revolving credit facility from August 2011 to August 2013. In addition, the interest rate on borrowings under the revolving credit facility was decreased to (i) the greater of 3.75% or 3.25% in excess of the LIBOR rate or (ii) the greater of 3.75% or 0.50% in excess of Sovereign Bank's prime rate, as elected by the Company in accordance with the Credit Agreement.

On May 10, 2011, the Company entered into a fifth amendment to its credit agreement with Sovereign Bank, increasing the revolving credit facility from an aggregate of $4 million to an aggregate of $10 million and extending the term from August 2013 to August 2014. In addition, the interest rate of borrowings under the revolving credit facility will no longer be subject to a minimum rate of 3.75%.

On September 1, 2011, the Company entered into a sixth amendment to its credit agreement with Sovereign Bank providing for a $3.0 million increase until November 30, 2011 of the revolving credit facility under the Credit Agreement, from an aggregate of $10.0 million to an aggregate of $13.0 million.

On November 29, 2011, the Company entered into a seventh amendment to its credit agreement with Sovereign Bank, which increased the revolving credit facility under the Credit Agreement from an aggregate of $13.0 million to an aggregate of $18.0 million and extended the term of earlier terminating revolving credit loans to August 2014. The Amendment also provides for a reduction in the interest rate of borrowings under the revolving credit facility to 2.75% in excess of the LIBOR rate or Sovereign Bank's prime rate, as elected by the Company in accordance with the Credit Agreement, a reduction in the commitment fee to a rate of 0.4% per annum on the average daily unused portion of the revolving credit commitment, commencing December 31, 2011 and the addition of a covenant to the Credit Agreement requiring that the Company maintain a ratio of Unsubordinated Liabilities to Capital Base, as such terms are defined in the Credit Agreement.

On December 5, 2012, the Company entered into an Amended and Restated Credit Agreement with Sovereign Bank as the sole arranger, administrative agent and collateral agent and Valley National Bank. The Restated Agreement provides for a revolving credit loan commitment of $35 million, which replaces the Sovereign Revolving Facility, and a term loan of $3.9 million. The term of the Restated Agreement is through December 2016. The Restated Agreement increases the availability under, and amends and restates the Credit Agreement, dated as of August 13, 2007, as subsequently amended, between the Company and Sovereign Bank (the "Prior Agreement"), which provided for a revolving credit loan commitment and two term loans. One of the term loans under the Prior Agreement was refinanced as a revolving credit loan under the Restated Agreement. The other term loan and the revolving credit loans under the Prior Agreement continued as a term loan and revolving credit loan under the Restated Agreement.

As of December 31, 2012, the Company was in compliance with all financial covenants contained in the credit agreement. As of December 31, 2012, the Company had $23.45 million outstanding under the Sovereign Revolving Facility bearing interest at 2.71%.

6. LONG-TERM DEBT

On October 22, 2008, the Company obtained a $3 million term loan from Sovereign Bank to be amortized over five years (the "Sovereign Term Facility"). Prior to entering into the term loan the Company had borrowed $2.5 million under the Sovereign Revolving Facility to fund the initial tooling costs related to a long-term contract. The Company used the proceeds from the Sovereign Term Facility to repay the borrowings under the Sovereign Revolving Facility and to pay for additional tooling related to a long-term contract. This term loan was refinanced as a revolving credit loan under the Restated Agreement of December 5, 2012.

On March 9, 2012, the Company obtained a $4.5 million term loan from Sovereign Bank to be amortized over five years (the "Sovereign Term Facility 2"). Sovereign Term Facility 2 was used to purchase tooling and equipment for new programs. Sovereign Term Facility 2 bears interest at the lower of LIBOR plus 3% or Sovereign Bank's prime rate.

The terms and conditions of the Sovereign Revolving Facility are applicable to the Sovereign Term Facility.

Additionally, the Company and Sovereign Bank entered into a five year interest rate swap agreement, in the notional amount of $4.5 million. Under the interest rate swap, the Company pays an amount to Sovereign Bank representing interest on the notional amount at a fixed rate of 4.11% and receives an amount from Sovereign Bank representing interest on the notional amount of a rate equal to the one-month LIBOR plus 3%. The effect of this interest rate swap will be the Company paying a fixed interest fixed rate of 4.11% over the term of the Sovereign Term Facility 2.

The maturities of the long-term debt are as follows:

Year ending December 31,	
2013	$1,100,564
2014	1,011,686
2015	960,784
2016	937,403
2017	300,000
	$4,310,437

Also included in long-term debt are capital leases and notes payable of $410,437 and $626,620 at December 31, 2012 and 2011, respectively, including a current portion of $200,564 and $287,380, respectively.

The cost of assets under capital leases was approximately $1,051,000 and $975,000 at December 31, 2012 and 2011, respectively. Accumulated depreciate of assets under capital leases was approximately $382,000 and $187,000 at December 31, 2012 and 2011, respectively.

7. COMMITMENTS:

The Company has employment agreements with three employees. The aggregate future commitment under these agreements is as follows:

Year ending December 31,	
2013	$ 884,500
2014	923,000
	$1,807,500

These agreements provide for additional bonus payments that are calculated as defined.

The Company leases an office and warehouse facility under a non-cancelable operating lease which expires in December 2022. The aggregate future commitment under this agreement is as follows:

Year ending December 31,	
2013	$ 1,554,080
2014	1,591,604
2015	1,562,685
2016	1,600,467
2017	1,639,382
Thereafter	7,572,922
	$15,521,140

Rent expense for the years ended December 31, 2012, 2011 and 2010 was $1,634,121, $1,044,394 and $443,071, respectively.

8. INCOME TAXES

The provision for income taxes consists of the following:

Years ended December 31,	2012	2011	2010
Current:			
Federal	$5,503,000	$3,220,000	$435,000
Prior year over accrual	—	—	(157,000)
State	—	5,000	—
Deferred:			
Federal	11,000	(103,000)	(265,000)
	$5,514,000	$3,122,000	$13,000

The difference between the income tax provision computed at the federal statutory rate and the actual tax provision is accounted for as follows:

Years ended December 31,	2012	2011	2010
Taxes computed at the federal statutory rate	$5,701,000	$3,583,000	$237,000
State income tax, net	—	3,000	—
Prior year true-up	47,000	(61,000)	(157,000)
Permanent differences	(234,000)	(403,000)	(67,000)
Provision for Income Taxes	$5,514,000	$3,122,000	$ 13,000

The components of deferred income tax assets and liabilities are as follows:

Deferred Tax Assets:	2012	2011
Revenue recognition	$ 422,000	$ 231,000
Allowance for doubtful accounts	112,000	26,000
Deferred tax asset-current	534,000	257,000
Deferred rent	175,000	141,000
Stock options	805,000	953,000
Interest rate swap	21,000	11,000
Deferred Tax Assets-non current	1,001,000	1,105,000
Deferred Tax Liabilities:		
Prepaid expenses	102,000	125,000
Deferred Tax Liabilities-current	102,000	125,000
Property and equipment	867,000	660,000
Deferred tax liability-noncurrent	867,000	660,000
Net Deferred Tax Assets (Liabilities)	$ 566,000	$ 577,000

The Company recognized, for income tax purposes, a tax benefit of $313,000, $438,000 and $304,000 for the years ended December 31, 2012, 2011 and 2010, respectively, for compensation expense related to its stock option plan for which no corresponding charge to operations has been recorded. Such amounts have been added to additional paid-in capital in those years.

9. EMPLOYEE STOCK OPTION PLANS:

The Company accounts for compensation expense associated with Stock Options based on the fair value of the options on the date of grant.

The Company used the modified transition method to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee share-based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of the fair value method.

The Company's net income for the years ended December 31, 2012, 2011 and 2010, include approximately $383,000, $986,000 and $554,000 of stock based compensation expense, respectively. The Company recorded reductions in income tax payable of approximately $528,000, $547,000 and $123,000 for the years ended December 31, 2012, 2011 and 2010, respectively, as a result of the tax benefit upon exercise of options. The compensation expense related to the Company's stock-based compensation arrangements is recorded as a component of selling, general and administrative expenses. Cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized from options exercised (excess tax benefits) is classified as cash inflows from financing activities and cash inflows from operating activities.

In 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"), as amended, for which 200,000 common shares are reserved for issuance. The 1995 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 1998, the Company adopted the 1998 Performance Equity Plan (the "1998 Plan"). The 1998 Plan, as amended, reserved 463,334 common shares for issuance. The 1998 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 2000, the Company adopted the Performance Equity Plan 2000 (the "2000 Plan"). The 2000 Plan, as amended, reserved 1,230,000 common shares for issuance. The 2000 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to the Company's president, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

In 2009, the Company adopted the Performance Equity Plan 2009 (the "2009 Plan"). The 2009 Plan reserved 500,000 common shares for issuance. The 2009 Plan provides for the issuance of either incentive stock options or nonqualified stock options to employees, consultants or others who provide services to the Company. The options' exercise price is equal to the closing price of the Company's shares on the day of issuance, except for incentive stock options granted to any person possessing more than 10% of the total combined voting power of all classes of Company stock, which are exercisable at 110% of the closing price of the Company's shares on the date of issuance.

The Company has 280,266 options available for grant under the 2009 Plan.

The estimated fair value of each option award granted was determined on the date of grant using the Black-Scholes option valuation model. The following weighted average assumptions were used for option grants during the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Risk-free interest rate	0.90%	2.08%	2.55%
Expected volatility	101.8%	100.9%	97.0%
Dividend yield	0%	0%	0%
Expected option term-in years	5	5	5

The risk free interest rate for the years ended December 31, 2012, 2011 and 2010 is based on the 5 year U.S. Treasury note rate on the day of grant. The expected volatility computation for the years ended December 31, 2012, 2011 and 2010 is based on the average of the volatility over the most recent four year period, which represents the Company's estimate of expected volatility over the expected option term. The Company has never paid a dividend, and is not expected to pay a dividend in the foreseeable future, therefore the dividend yield is assumed to be zero. The Company assumes zero forfeitures of options as the historical forfeiture rate is below 1%.

A summary of the status of the Company's stock option plans is as follows:

Fixed Options	Options	Weighted average Exercise Price	Weighted average remaining contractual term (in years)	Aggregate Intrinsic Value
Outstanding at January 1, 2010	1,052,333	$ 6.47	3.91	
Granted during period	80,000	6738		
Exercised	(272,000)	5.11		
Forfeited/Expired	(80,000)	10.01		
Outstanding At December 31, 2010	780,333	$ 6.68	2.92	
Granted during period	80,000	14.90		
Exercised	(165,333)	3.72		
Forfeited/Expired	—	—		
Outstanding at December 31, 2011	695,000	$ 8.33	2.66	
Granted during period	40,517	11.87		
Exercised	(240,000)	6.85		
Forfeited/Expired	—	—		
Outstanding and expected to vest at December 31, 2012	495,517	$ 9.33	2.73	$858,997
Vested at December 31, 2012	495,517	$ 9.33	2.73	$858,997

The weighted-average fair value of each option granted during the years ended December 31, 2012, 2011 and 2010, estimated as of the grant date using the Black-Scholes option valuation model was $8.91, $11.24 and $5.47, respectively.

The Company's stock options granted to non-employee directors vest immediately upon grant and have a maximum contractual term of five years. Stock options granted to employees vest over three years and have a maximum contractual term of ten years. The expected option term is calculated utilizing historical data of option exercises.

As of December 31, 2012, 2011 and 2010, there was $0, $21,687 and $108,435, respectively, of unrecognized compensation cost related to nonvested stock option awards.

During the year ended December 31, 2012, 180,000 stock options were exercised for cash resulting in cash proceeds to the Company of $1,187,700. During the same period an additional 10,000 options were exercised, pursuant to provisions of the stock option plan, where the Company received no cash and 4,589 shares of its common stock in exchange for the 10,000 shares issued in the exercise. The 4,589 shares that the Company received were valued at $69,095, the fair market value of the shares on the date of exercise. In addition, 25,000 options were exercised, pursuant to provisions of the stock option plan, for a combination of cash and common shares. The Company received $102,815 in cash and 4,333 shares in exchange for the 25,000 shares issued in this exercise. The 4,333 shares that the Company received were valued at $69,930, the fair market value of the shares on the date of exercise. Lastly, the Company received no cash and 20,935 shares of its common stock in exchange for the 25,000 shares issued in the exercise. The 20,935 shares that the Company received were valued at $216,630, the fair market value of the shares on the date of exercise.

During the years ended December 31, 2012, 2011 and 2010, the Company earned a tax benefit of $313,000, $438,000 and $304,000, respectively, from the exercise of stock options.

The intrinsic value of stock options exercised during the years ended December 31, 2012, 2011 and 2010 was approximately $1,337,000, $1,609,000 and $1,936,000, respectively.

The fair value of all options vested during the years ended December 31, 2012, 2011 and 2010 was approximately $859,000, $2,625,000 and $563,000, respectively.

10. EMPLOYEE BENEFIT PLAN:

On September 11, 1996, the Company's board of directors instituted a defined contribution plan under Section 401(k) of the Internal Revenue Code (the "Code"). On October 1, 1998, the Company amended and standardized its plan as required by the Code. Pursuant to the amended plan, qualified employees may contribute a percentage of their pretax eligible compensation to the Plan and the Company will match a percentage of each employee's contribution. Additionally, the Company has a profit-sharing plan covering all eligible employees. Contributions by the Company are at the discretion of management. The amount of contributions recorded by the Company in 2012, 2011 and 2010 amounted to $301,196, $232,364 and $173,186, respectively.

11. MAJOR CUSTOMER:

Seven percent of revenue in 2012, 9% of revenue in 2011 and 10% of revenue in 2010 were directly to the U.S. government. Two percent and 5.5% of accounts receivable at December 31, 2012 and 2011, respectively, were from the U. S. Government.

In addition, in 2012, 33%, 18%, 17% and 13% of our revenue were to our four largest Commercial customers, respectively. In 2011, 33%, 30%, 14% and 11% of our revenue were to our four largest Commercial customers, respectively. At December 31, 2012, 36%, 30% and 21% of accounts receivable were from our three largest commercial customers. At December 31, 2011, 36%, 34% and 12% of accounts receivable were from our three largest commercial customers.

At December 31, 2012 and 2011, 3% and 8%, respectively, of Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts were from the U.S. government.

At December 31, 2012, 39%, 22%, 14%, and 13% of Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts were from our four largest commercial customers. At December 31, 2011, 40%, 21%, 15% and 13% of Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts were from our four largest commercial customers.

12. QUARTERLY FINANCIAL DATA (UNAUDITED):

The results of any single quarter are not necessarily indicative of the Company's results for the full year. Earnings per share data is computed independently for each of the periods presented. As a result, the sum of the earnings per share amounts for the quarter may not equal the total for the year.

	Quarter ended			
2012	March 31,	June 30,	Sept. 30,	Dec. 31,
Revenue	19,721,095	20,854,627	21,340,831	27,356,029
Gross Profit	4,964,386	5,768,644	5,804,424	7,695,159
Net Income	1,919,320	2,696,019	2,795,437	3,600,354
Earning per share				
Basic	0.28	0.37	0.33	0.43
Diluted	0.27	0.36	0.33	0.43
2011	March 31,	June 30,	Sept. 30,	Dec. 31,
Revenue	16,009,608	17,426,223	16,607,638	24,092,200
Gross Profit	3,850,104	4,244,801	4,167,605	6,547,430
Net Income	1,368,050	1,570,816	1,805,042	2,673,020
Earning per share				
Basic	0.20	0.23	0.26	0.39
Diluted	0.19	0.22	0.25	0.37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
CPI Aerostructures, Inc.

We have audited the accompanying balance sheets of CPI Aerostructures, Inc. as of December 31, 2012 and 2011, and the related statements of income and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits of the financial statements included the financial statement schedule listed in the index appearing under Item 15. CPI Aerostructures, Inc.'s management is responsible for these financial statements and the financial statement schedule. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPI Aerostructures, Inc. as of December 31, 2012 and 2011, and its results of operations and cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CPI Aerostructures, Inc.'s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 13, 2013, expressed an unqualified opinion on the effectiveness of CPI Aerostructures, Inc.'s internal control over financial reporting.


CohnReznick LLP

Jericho, New York
March 13, 2013

Market Information

Our common shares are listed on the NYSE MKT under the symbol CVU. The following table sets forth for 2012 and 2011, the high and low sales prices of our common shares for the periods indicated, as reported by the NYSE MKT.

Period	High	Low
2011		
Quarter Ended March 31, 2011	$15.34	$11.89
Quarter Ended June 30, 2011	$15.60	$12.60
Quarter Ended September 30, 2011	$14.97	$9.45
Quarter Ended December 31, 2011	$14.34	$9.77
2012		
Quarter Ended March 31, 2012	$16.42	$11.59
Quarter Ended June 30, 2012	$16.40	$10.64
Quarter Ended September 30, 2012	$12.68	$10.50
Quarter Ended December 31, 2012	$11.50	$ 9.36

On March 8, 2013, the closing sale price for our common shares on the NYSE MKT was $8.55. On March 8, 2013, there were 200 holders of record of our common shares and, we believe, over 2,200 beneficial owners of our common shares.

Dividend Policy

To date, we have not paid any dividends on our common shares. Any payment of dividends in the future is within the discretion of our board of directors and will depend on our earnings, if any, our capital requirements and financial condition and other relevant factors. Our board of directors does not intend to declare any cash or other dividends in the foreseeable future, but intends instead to retain earnings, if any, for use in our business operations.

CORPORATE INFORMATION

Officers

Edward J. Fred
President and Chief Executive Officer

Vincent Palazzolo
Chief Financial Officer

Douglas McCrosson
Chief Operating Officer

Board of Directors

Chairman



Eric Rosenfeld
President and Chief Executive Officer, Crescendo Partners, L.P.



Edward J. Fred
President and Chief Executive Officer, CPI Aerostructures, Inc.



Harvey Bazaar
Former President and Chief Executive Officer, BKF Capital Group, Inc.



Kenneth McSweeney
Principal
K.F. McSweeney, Unlimited



Walter Paulick
President
W.R. Paulick and Associates, Inc.

Corporate Headquarters
CPI Aero
91 Heartland Boulevard
Edgewood, NY 11717
Tel: (631) 586-5200
Fax: (631) 586-5814
www.cpiaero.com

Transfer Agent
Communications regarding change of address, transfer of stock ownership, or lost stock certificates should be directed to:
American Stock Transfer
6201 15th Ave.
Brooklyn, NY 11219

Common Stock
CPI Aerostructures' common stock trades on The NYSE MKT under the symbol CVU.

Counsel
Graubard Miller
405 Lexington Avenue
11th Floor
New York, NY 10036

Independent Auditors
CohnReznick LLP
100 Jericho Quadrangle
Jericho, NY 11753

Investor Relations
The Equity Group Inc.
800 Third Avenue — 36th Floor
New York, NY 10022
(212) 371-8660

Stockholder Contact and Form 10-K
Stockholders are encouraged to contact the Company with questions or requests for information. A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the Securities and Exchange Commission, will be sent to stockholders free of charge upon written request. Inquiries should be directed to:

Chief Financial Officer
CPI Aero
91 Heartland Boulevard
Edgewood, NY 11717
(631) 586-5200
or contact the Company at its website,
www.cpiaero.com


CPI AERO

91 Heartland Boulevard
Edgewood, NY 11717


CPI AERO

